January 26, 2011

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-4631

Re:	Fibria Celulose S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed April 30, 2010
File No. 001-15018

Dear Mr. Reynolds:

This letter responds to the supplemental comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated January 13, 2011, concerning the Annual Report filed on Form 20-F for Fiscal Year Ended December 31, 2009 and filed April 30, 2010 and the related filings on Forms 6-K filed on November 10, 2010 and December 21, 2010 (the “Forms 6-K”).

This will confirm that the Company will file, as requested, the entire agreements to which the exhibits, schedules and attachments to the exhibits filed with the Forms 6-K relate (including such exhibits, schedules and attachments), with our next periodic report or as soon thereafter as practicable, given the volume of material.

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.11.2138.4565 if you have any questions concerning this response letter.

Very truly yours,

Fibria Celulose S.A.

	By:	/s/ João Adalberto Elek Júnior
João Adalberto Elek Júnior
CFO and Investor Relations Officer

Copies: Shehzad Niazi
Pamela Howell